UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 and 333-175546).

CONTENTS

Attached hereto is a copy of the Registrant’s interim financial statements as of June 30, 2013 which is attached hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: August 8, 2013	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1	Interim Financial Statements as of June 30, 2013.
101
Attached as Exhibit 101 to this report are the following Interactive Data Files formatted in XBRL (eXtensible Business Reporting Language):
(i) Condensed Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012.
(ii) Condensed Consolidated Statements of Comprehensive Income (loss) for the three months and the six months ended June 30, 2013 and 2012, and for the year ended December 31, 2012;
(iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012 and for the six months ended June 30, 2012 and 2013.
(iv) Condensed Consolidated Statement of Cash Flows for the three months and the six months ended June 30, 2013 and 2012, and for the year ended December 31, 2012; and
(v) Notes to the Interim Financial Statements.